                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(b),(c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                           TEXAS EQUIPMENT CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    88241K109
             -------------------------------------------------------
                                 (CUSIP Number)


                               September 17, 1996
             -------------------------------------------------------
             (Date Of Event Which Requires Filing Of This Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[X]      Rule 13d-1(d)

         *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         Paul J. Condit II

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [ ]
         (b) [x] (see below at item 4)

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER                  6,115,415

6.       SHARED VOTING POWER                0

7.       SOLE DISPOSITIVE POWER             6,115,415

8.       SHARED DISPOSITIVE POWER           0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,115,415

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         24.2%

12.      TYPE OF REPORTING PERSON*

         IN



         *SEE INSTRUCTIONS BEFORE FILLING OUT

                            STATEMENT ON SCHEDULE 13G


         This statement on Schedule 13G relates to the common stock, par value $.001 per share ("Common Stock"), of Texas Equipment Corporation, a Nevada corporation (the "Company"), and is filed by Paul J. Condit II. Mr. Condit beneficially owns in his individual capacity 5,835,207 shares of Common Stock of the Company.


ITEM 1(A)         NAME OF ISSUER.

                  Texas Equipment Corporation

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  1305 Hobbs Highway, P.O. Box 790, Seminole, Texas 79360

ITEM 2(A)         NAME OF PERSON FILING.

                  Paul J. Condit II

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

                  1305 Hobbs Highway, P.O. Box 790, Seminole, Texas 79360

ITEM 2(C)         CITIZENSHIP OR PLACE OF ORGANIZATION.

                  United States.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $.001 per share.

ITEM 2(E)         CUSIP NUMBER.

                  88241K109

ITEM 3            REPORTING PERSON.

                  N/A

ITEM 4            OWNERSHIP.

                  6,115,415 shares (24.2% of the class),
                  498,748 of which shares may be acquired by the exercise of options.

                  NOTE:
                  The reporting person acted with his two brothers, Jefferey E. Condit and John T. Condit (collectively, the "Condits") in acquiring securities of the issuer as part of a merger in which the Condits exchanged shares of a non-reporting company, Texas Equipment Co., Inc., for shares of Marinex Multimedia Corporation, thereafter known as Texas Equipment

                  Corporation (the present issuer). This merger took place on September 17, 1996, before the issuer was registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Act") on December 3, 1996. Since such registration, the Condits have not acted as a group in terms of holding, voting or disposing of equity securities under Rule 13d-5(b)(1) of the Act, nor do they have any agreement or understanding amongst themselves to do so. While they have agreed with Deere & Company (in connection with a dealership agreement with the same) to maintain collective ownership of 35% of the issuer's securities, each of the three Condits can dispose of all his shares and still leave the remaining two with more than 35% ownership. In light of these facts and circumstances, the reporting person disclaims being in a "group within the meaning of Rule 13d-5(b)(1) and, pursuant to Rule 13d-4, therefore disclaims any related beneficial ownership, as well as any beneficial ownership under Rule 13d-3.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  N/A

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  N/A

ITEM 10           CERTIFICATION.

                  N/A

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 3, 1998
                               By:      /s/ PAUL J. CONDIT II
                                  ----------------------------------------
                                        Paul J. Condit II
                                        (in his individual capacity)